Exhibit 10.1

LATTICE SEMICONDUCTOR CORPORATION

September 14, 2024

Ford Tamer

Via email

Dear Ford,

On behalf of the Board of Directors (the “Board”) of Lattice Semiconductor Corporation (the “Company”), I am pleased to offer you (“Executive”) the position of President and Chief Executive Officer (“CEO”) reporting to the Board. The Board unanimously believes that you are uniquely qualified to lead the Company to even greater success. The terms of your employment with the Company will be as described in this offer letter (this “Agreement”):

1.    Position. Executive’s employment with the Company will begin on September 16, 2024 (the “Start Date”). Executive will have all of the duties, responsibilities and authority commensurate with the position of CEO. Executive’s principal workplace will be at the Company’s headquarters in San Jose, California, subject to required business travel.

Executive will be expected to devote Executive’s full working time and attention to the business of the Company, and Executive will not render services to any other business without the prior approval of the Board. Notwithstanding the foregoing, Executive may manage personal investments, participate in civic, charitable, and academic activities (if in a limited, non-leadership capacity unless a larger role is approved by the Board), and, subject to prior approval by the Board, serve on the board of directors (and any committees) and/or as an advisor of other for-profit companies, provided that such activities do not at the time the activity or activities commence or thereafter (a) create an actual or potential business or fiduciary conflict of interest or (b) individually or in the aggregate, interfere with the performance of Executive’s duties to the Company. Subject to the preceding, as of the Start Date, Executive may continue to serve as a nonemployee member of the board of directors of Teradyne, Inc. and of Groq, Inc. The Board will permit Executive, at any single time, to serve as a nonemployee member of the board of directors of a total of one public company and a total of one private company during his employment with the Company, in each case subject to the provisions of this paragraph. For example, if Executive desires to serve on a new public company board at a time when Executive already is serving on a public company board (other than the Board), Executive first will need to leave the current public company board on which Executive serves (and the new board service otherwise will be subject to the provisions of this paragraph).

Executive will be appointed to the Board effective as of the Start Date, and for so long as Executive serves as the CEO, subject to the requirements of applicable law (including, without limitation, any rules or regulations of any exchange on which the common stock of the Company is listed), the Board and/or the Nominating and Governance Committee of the Board will nominate Executive for reelection to the Board at each annual meeting at which Executive is subject to reelection. If Executive’s position as CEO is terminated by Executive or the Company for any reason, Executive agrees to promptly resign from the Board and any committee thereof, unless requested otherwise by the Board and will cooperate with the Company to complete any steps the Board determines to be necessary or appropriate to confirm such resignation.

2.    Term of Agreement. This Agreement will be effective as of the Start Date and will terminate on the date of Executive’s termination of employment (provided that the Agreement will remain in effect to the extent necessary to enforce the parties’ obligations and duties under the Agreement).

3.    Base Salary. Executive will receive a base salary (the “Base Salary”), initially at the annualized rate of $800,000 per year. The Base Salary shall be payable in accordance with the Company’s standard payroll schedule and procedures, and will be pro-rated for the current year, as well as any other partial year of employment. Thereafter, Executive’s Base Salary shall be periodically reviewed as a part of the Company’s regular review of compensation, and will be determined by the Compensation Committee of the Board (the “Compensation Committee”).

4.    Target Bonus. Executive will be eligible for an annual target bonus (the “Target Bonus”) equal to 125% of Executive’s then-current annual Base Salary, subject to the terms and conditions of the Corporate Incentive Plan (“CIP”) in effect for each applicable fiscal year. The actual bonus amounts awarded to Executive (the “Actual Bonus”), if any, will depend upon achievement of performance objectives to be established by the Board or the Compensation Committee for such performance periods. For the Company’s 2024 fiscal year, the maximum bonus payout percentage is 200% of target and any Actual Bonus payable will be prorated based upon the number of days Executive is employed as CEO during the fiscal year. The maximum bonus that may be earned for any fiscal year beyond 2024 will be as set forth under the CIP. To receive payment of any Actual Bonus for any period, Executive must be employed by the Company through the last day of the period to which such bonus relates and the date on which bonuses are to be paid, except as set forth below in Section 8.

5.    Benefits & Vacation. Executive will be entitled to participate in all employee retirement (401(k)), insurance, benefit and vacation programs of the Company as are in effect from time to time and in which other U.S. based executive officers of the Company are eligible to participate, on terms no less favorable than any other such officer.

6.    Equity. Subject to this Section 6, Executive will be granted restricted stock awards (“RSAs”) and restricted stock units (“RSUs”) under the Company’s 2023 Equity Incentive Plan (the “2023 Plan”) or an equity inducement plan with substantially equal terms, which RSAs and RSUs will be subject to the terms of the applicable plan and award agreement. Such RSAs and RSUs will be granted on the Start Date, or, if the awards are granted pursuant to an equity inducement plan, will be granted within five (5) business days following the Start Date. The RSAs and RSUs will be granted as provided in the following Subsections (a) through (g):

(a)    Time-Based RSAs. Executive will be granted time-based RSAs covering shares of Company common stock (“Shares”) with a total value of $6,700,000, divided into two grants as set forth herein. The number of RSAs granted as part of the pro-rated 2024 annual equity award will equal $1,700,000 divided by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share (the “2024 RSAs”). The 2024 RSAs will vest, at a rate of 25% after the first year and thereafter at a rate of 6.25% per quarter, beginning on the Start Date, subject in each case to Executive’s continued service as CEO through the applicable vesting date. The number of RSAs granted as part of the 2025 annual equity award will equal $5,000,000 divided by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share (the “2025 RSAs”). The 2025 RSAs will vest, at a rate of 25% on February 15, 2026, and thereafter at a rate of 6.25% per quarter, subject in each case to Executive’s continued service as CEO through the applicable vesting date.

(b)    Relative TSR PSUs. Executive will be granted performance based RSUs with a total target value of $6,700,000, divided into two grants as set forth herein. Vesting of the first grant (part one of two) will be tied to the Company’s total shareholder return (“TSR”) relative to the companies in the Russell 3000 Index as part of the pro-rated 2024 annual equity award (the “2024 TSR PSUs”). The number of target 2024 TSR PSUs granted will be determined by dividing $1,700,000 by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share. The 2024 TSR PSUs will be tested for vesting on the 3rd anniversary of the date of grant and will have a multiplier provision up to 250% in the event of extraordinary performance subject to the Executive’s continued service as CEO through the applicable vesting date. Vesting of the second grant (part two of two) will be tied to the Company’s TSR relative to the companies in the Russell 3000 Index as part of the 2025 annual equity award (the “2025 TSR PSUs”). The number of target 2025 TSR PSUs granted will be determined by dividing $5,000,000 by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share. The 2025 TSR PSUs will be tested for vesting on February 15, 2028, and will have a multiplier provision up to 250% in the event of extraordinary performance subject to the Executive’s continued service as CEO through the applicable vesting date. A Change in Control will be treated as provided in the applicable award agreement for the applicable grant.

(c)    Sign-On Time-Based RSAs. Executive will be granted additional time-based RSAs covering a number of Shares equal to $5,000,000 divided by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share (the “Sign-On RSAs”). The Sign-On RSAs will vest, at a rate of 25% after the first year and thereafter at a rate of 6.25% per quarter, beginning on the Start Date, subject in each case to Executive’s continued service as CEO through the applicable vesting date.

(d)    Sign-On Relative TSR PSUs. Executive will be granted additional performance-based RSUs with a target value of $5,000,000 with vesting tied to the Company’s TSR relative to the companies in the Russell 3000 Index (the “Sign-On TSR PSUs”). The number of target Sign-On TSR PSUs granted will be determined by dividing $5,000,000 by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share. The Sign-On TSR PSUs will be tested for vesting on the 3rd anniversary of the date of grant and will have a multiplier provision up to 250% in the event of extraordinary performance subject to Executive’s continued service as CEO through the applicable vesting date. In the event of a Change in Control, the Change in Control provisions in the applicable award agreement will govern.

(e)    Sign-On Revenue PSUs. Executive will be granted revenue achievement performance-based RSUs with vesting tied to the Company’s year over year revenue growth (the “Sign-On Revenue PSUs”). The target number of Sign-On Revenue PSUs granted will be determined by dividing $10,000,000 by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share. The performance goals and other terms of the Sign-On Revenue PSUs generally will be the same as for the Company’s Executive Leadership Team. The Sign-On Revenue PSUs will be divided into four (4) equal tranches and for each tranche, revenue growth will be measured by comparing organic revenue for that year to the revenue achieved in the prior year. The first measuring period will be the 2025 fiscal year compared to the 2024 fiscal year. The size of the revenue growth percentage determines the extent to which any tranche will be eligible to vest. This can range from 0% to 250%, with payment at or above 100% possible with achievement of revenue growth at or above 10%. Additionally, for each measurement period, the revenue growth must exceed the Gartner Non-Memory Semiconductor Revenue Growth market benchmark to be eligible to vest, which benchmark will be applied in the same manner as for similar grants for other officers of the Company and generally consistent with the Company’s prior practices for similar awards, all as determined by the Compensation Committee. Vesting of any tranche will occur on the thirteen (13)-month anniversary following the annual measurement period for that tranche.  In the event of a Change in Control, the Change in Control provisions in the applicable award agreement will govern.

(f)    Sign-On Stock Appreciation PSUs. Executive will be granted stock price appreciation performance-based RSUs (the “Sign-On SPA PSUs”). The target number of Sign-On SPA PSUs granted will be determined by dividing $10,000,000 by the average closing price of the Company’s common stock on NASDAQ over the thirty (30)-calendar day period ending on the Start Date, rounded down to the nearest whole Share. The actual number of Shares earned, if any, will be determined by the achievement of performance goals for percentage increase of the Company’s Share price during a six (6)-year performance period from the Start Date, and vest based on the Executive’s continued service as CEO. Share price for the starting point of the performance period will be the simple average of the closing Share prices for the trailing sixty (60) trading days up to and including the day prior to the Start Date. Share price increase goal achievement will be measured based on the simple average of the closing Share prices for the trailing sixty (60) trading days up to and including the day of measurement. The Share price increase goal can be achieved at any time during the performance period. Assuming achievement of the applicable Share price goal, (a) 50% of the Shares achieved will vest on the 3rd anniversary of the Start Date, (b) 75% of the Shares achieved but not yet paid out will vest on the 4th anniversary of the Start Date, (c) 100% of the Shares achieved but not yet paid out will vest on the 5th anniversary of the Start Date, and (d) 100% of the Shares achieved but not yet paid out will vest on the 6th anniversary of the Start Date (subject in all cases of (a) through (d) to the Executive’s continued service as CEO). A Change in Control will shorten the performance period and the Change in Control price will determine achievement for any then unachieved tranches. In a Change in Control, partial achievement of the tranche that is immediately above the Change in Control price will be permitted using linear interpolation. Any higher unachieved tranches will be forfeited at the closing of the Change in Control.

	TSR	Example Share Price Goal if Share Price for the Starting Point of the Performance Period is $50	Payout
1	+25%	$62.50	25%
2	+50%	$75.00	50%
3	+75%	$87.50	75%
4	+100%	$100.00	100%
5	+150%	$125.00	200%
6	+200%	$150.00	250%

(g)    Equity Award Documents. The equity awards provided under this Section 6 shall be subject to the terms of the 2023 Plan (or applicable inducement plan), the applicable award agreements and this Agreement. Certain of the equity awards provided under this Section 6 shall be eligible for accelerated vesting in certain circumstances to the limited extent set forth in Section 8 below. The following additional rules in this Section 6(g) will apply to the equity awards granted on the Start Date. In exercising the Compensation Committee’s authority to adopt “any policy adopted by the Board or any Committee” (which is contained in the vesting schedule section of each applicable award agreement), the Compensation Committee will not exercise its authority to deprive Executive of the material vesting benefits under the applicable award agreement, except as required by applicable law or regulation (including, but not limited to, the rules of any exchange on which Company securities are listed). The Company agrees and acknowledges that Section 15(c) of the 2023 Plan is applicable to the equity awards granted on the Start Date (meaning that the equity awards may accelerate vesting in certain circumstances). The applicable award agreements give the Company the right to impose additional requirements on Executive with respect to the Awards and shares issuable thereunder (specifically in Section 27 of the Time-Based RSA agreement and in substantially identical paragraphs in the other award agreements). The Company agrees and acknowledges that such right is intended to be used only in furtherance of compliance with applicable law or regulation (including, but not limited to, the rules of any exchange on which Company securities are listed) and in order to facilitate reasonable administration of the 2023 Plan and the equity awards granted on the Start Date, all as determined by the Compensation Committee.

(h)    Future Grants. Executive will be eligible for additional equity awards commensurate with the Executive’s position, as the Board or the Compensation Committee determines in its discretion and in accordance with Company practices from time to time. It currently is expected that no additional equity awards will be granted to Executive prior to 2026.

7.    Expenses. The Company will, in accordance with applicable Company policies and guidelines, reimburse Executive for all reasonable and necessary expenses incurred by Executive in connection with Executive’s performance of services on behalf of the Company during Executive’s employment with the Company on terms no less favorable than for any other U.S. based executive officer of the Company. In addition, the Company in 2024 will reimburse or directly pay, upon presentation of invoices no later than November 30, 2024, Executive’s reasonable and documented fees for attorneys or other professional advisors incurred in the negotiation, preparation and execution of this Agreement in an amount not to exceed $30,000. Subject to the preceding, the reimbursement for all expenses under this Section 7 shall be paid pursuant to the Company’s policies and practices, following Executive’s submission of proper documentation for such expenses.

8.    Effect of Termination of Employment.

(a)    Termination for Any Reason. In the event Executive’s employment is terminated by the Company or by Executive (including, but not limited to, due to Executive’s death or Disability), Executive will be paid: (i) any earned but unpaid Base Salary, (ii) except in the case of termination for Cause, the amount of any Actual Bonus earned and payable from a prior bonus period that remains unpaid by the Company as of the date of the termination of employment determined in good faith in accordance with customary practice, to be paid at the same time as bonuses are paid for that period to other eligible executives, (iii) other unpaid and then-vested amounts, including any amount payable to Executive under the specific terms of any insurance and health and benefit plans in which Executive participates, unless otherwise specifically provided in this Agreement and (iv) reimbursement for all reasonable and necessary expenses incurred by Executive in connection with Executive’s performance of services on behalf of the Company in accordance with applicable Company policies and guidelines, in each case as of the effective date of such termination of employment (the “Accrued Compensation”).

(b)    Qualifying Termination outside of a Change in Control Period. In the event of Executive’s Qualifying Termination outside of a Change in Control Period, provided that Executive resigns from all positions Executive may hold with the Company (including, but not limited to, as a member of the Board) and any of its subsidiaries or affiliated entities at such time (the “Resignation Requirement”), delivers to the Company an executed general waiver and release, in a form provided by the Company and reasonably acceptable to Executive, of all claims and causes of action against the Company (a “Release”) within the applicable time period set forth therein and does not revoke the Release within the revocation period (if any) set forth therein (provided, however, that in no event may the applicable time period or revocation period extend beyond sixty (60) days following Executive’s termination date) (the “Release Deadline” and delivery of such effective release, the “Release Requirement”) and complies with twelve (12) month confidential information, non-solicitation and non-disparage requirements (together with the Resignation Requirement and the Release Requirement, the “Severance Requirements”), then, Executive shall be entitled to the payments and benefits listed in the table below, payable in a lump sum in the first payroll period following the expiration of the Release Deadline unless otherwise indicated:

Qualifying Termination outside of a Change in Control Period
Base Severance		100% of Base Salary
Bonus Severance		100% of Target Bonus
COBRA Benefit		12 months
Equity Vesting Acceleration	RSAs and RSUs

12 months of accelerated vesting for all then-outstanding and unvested RSAs and RSUs that vest based solely on continued service, including performance-based RSAs and performance-based RSUs for which the applicable performance goals were achieved prior to the date of Qualifying Termination, but excluding performance-based RSAs and performance-based RSUs for which the applicable performance goals have not been satisfied as of the date of Qualifying Termination (subject to the following). If the date of Qualifying Termination is no later than the second anniversary of the Start Date, then with respect only to the RSAs described in Sections 6(a) and 6(c) of the Agreement, “24” will be substituted for “12” in the preceding sentence

	PSUs	Treated as provided in the applicable award agreement, except as provided in RSAs and RSUs immediately above

(c)    Qualifying Termination within a Change in Control Period. In the event of Executive’s Qualifying Termination within a Change in Control Period, provided that Executive satisfies the Severance Requirements, Executive shall be entitled to the payments and benefits listed in the table below (in lieu of any benefits pursuant to Section 8(b)), payable in a lump sum in the first payroll period following the expiration of the Release Deadline unless otherwise indicated:

Qualifying Termination within a Change in Control Period
Base Severance		200% of Base Salary
Bonus Severance		200% of Target Bonus
COBRA Benefit		18 months
Equity Vesting Acceleration	RSAs and RSUs

100% accelerated vesting for all then-outstanding and unvested RSAs and RSUs that vest based solely on continued service, including performance-based RSAs and performance-based RSUs for which the applicable performance goals were achieved prior to the date of Qualifying Termination, but excluding performance-based RSAs and performance-based RSUs for which the applicable performance goals have not been satisfied as of the date of Qualifying Termination

	PSUs	Treated as provided in the applicable award agreement, except as provided in RSAs and RSUs immediately above

Subject to the Severance Requirements, the Equity Vesting Acceleration provided under Sections 8(b) and 8(c) will be effective as of Executive’s Qualifying Termination, and the equity awards will remain outstanding (including as to the then-unvested portion thereof), notwithstanding anything to the contrary in the applicable award agreement(s) (other than the expiration date of the award), for the minimum amount of time necessary following a Qualifying Termination that occurs other than within twelve (12) months following a Change in Control to permit acceleration upon a Change in Control occurring within three (3) months thereof.

For the avoidance of doubt, the benefits payable pursuant to Sections 8(b) and (c) are mutually exclusive and not cumulative.

9.    Definitions. As used in this Agreement, the following terms have the following meanings.

“Base Severance” means the multiple, as indicated, of Executive’s then-current annual Base Salary, ignoring any decrease in Base Salary that forms the basis for Good Reason, payable in a lump sum.

“Bonus Severance” means the multiple, as indicated, of Executive’s Target Bonus (ignoring any decrease in Target Bonus that forms the basis for Good Reason) for the performance year in which the Qualifying Termination occurs (or, if greater, the Target Bonus for the year preceding the year in which the Qualifying Termination occurs), payable in a lump sum.

“Cause” will mean the occurrence of one or more of the following:

(a)    Executive’s willful and continued failure to perform the lawful and reasonable duties and responsibilities of Executive’s position (excluding any failure resulting from Executive’s death or terminal condition, as defined under the Company’s Death or Terminal Condition Policy, as may be amended from time to time, after there has been delivered to Executive a written demand for performance from the Company which describes the basis for the Company’s belief that Executive has not substantially performed Executive’s lawful duties and provides Executive with thirty (30) days to take corrective action, and during which such period reasonable corrective action has not been taken;

(b)    any act of personal dishonesty taken by Executive in connection with Executive’s responsibilities as an employee of the Company with the intention or reasonable expectation that such action may result in substantial personal enrichment of Executive;

(c)    Executive’s conviction of, or plea of nolo contendere to, a felony;

(d)    Executive’s commission of any tortious act, unlawful act or malfeasance which causes or reasonably could cause (for example, if it became publicly known) material harm to the Company’s standing, condition or reputation;

(e)    any material breach by Executive of the provisions of the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement or other improper disclosure of the Company’s confidential or proprietary information;

(f)    a breach of any fiduciary duty owed to the Company by Executive that has or could reasonably be expected to have a material detrimental effect on the Company’s reputation or business;

(g)    Executive (i) obstructing or impeding; (ii) endeavoring to influence, obstruct or impede, or (iii) failing to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”). However, Executive’s failure to waive attorney-client privilege relating to communications with Executive’s own attorney in connection with an Investigation will not constitute “Cause”; or

(h)    a material breach by Executive of any written Company policy or of the Company’s written code of conduct that has been made available to Executive prior to such breach;

provided, however, that the action or conduct described in the clauses above (excluding (c)) will constitute “Cause” only if such action or conduct continues after the Company has provided Executive with written notice thereof and thirty (30) days to cure the same if such action or conduct is curable.

“Change in Control” means a “Change in Control” as defined in the 2023 Plan.

“Change in Control Period” means the period beginning three (3) months prior to and ending twenty (24) months following a Change in Control.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended together with any analogous provisions of applicable state law.

“COBRA Benefit” means, provided Executive timely elects COBRA continuation coverage, the period of months during which the Company will pay the COBRA premiums to continue and maintain health care coverage for Executive and any eligible dependents who are covered at the time of the Executive’s termination of employment under the Company’s group health plans, provided that, notwithstanding the foregoing, (a) the Company will make such payments until the earliest of: (i) the number months as indicated in Section 8(b) or Section 8(c), as applicable, following the Qualifying Termination date; (ii) the date when Executive becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (iii) the date Executive ceases to be eligible for COBRA continuation coverage for any reason and (b) if the Company determines in its sole discretion that it is advisable for legal reasons, the Company may pay Executive a taxable cash payment equal to the amount that the Company would have otherwise paid for COBRA premiums (based on the premium for the first month of coverage), which payment will be made regardless of whether Executive or Executive’s eligible dependents elect COBRA continuation coverage and will be paid in a lump sum payment.

“Code” means the Internal Revenue Code of 1986, as amended, and the Treasury regulations and formal guidance promulgated thereunder, each as may be amended or modified from time to time.

“Disability” means permanent disability as defined under the Company’s long-term disability benefits plan then in effect.

“Good Reason” for Executive’s resignation of employment will exist following the occurrence of any of the following without Executive’s express written consent:

(a)    a material reduction in Executive’s title, duties or responsibilities, including no longer being CEO of a public company, or the assignment to Executive of title, duties or responsibilities that are inconsistent with the role of CEO;

(b)    a material reduction in Executive’s then-current annual Base Salary or Target Bonus, other than a one-time reduction of less than 25% that applies equally to all other senior executives (but subject to the notice, cure period and other requirements set forth below);

(c)    any action or inaction that constitutes a material breach by the Company of any material provision of this Agreement or any equity award agreement; or

(d)    a relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than thirty (30) miles from San Jose, CA.

In order to resign for Good Reason, Executive must provide written notice to Board within ninety (90) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company not later than thirty (30) days after the expiration of the cure period.

The effective date for such a resignation for Good Reason (in the absence of cure) will be the earlier of the following dates: (i) the date of expiration of the Company’s cure period or (ii) the date that the Company advises Executive in writing that it does not intend to cure. For the purposes of delivery of notice under Subsection (i) of this paragraph, a material change or material reduction that occurs incrementally over a period of time (not to exceed twelve (12) months) shall be deemed to have occurred when such change or reduction, in the aggregate, becomes material.

“Qualifying Termination” means the termination of Executive’s employment by the Company without Cause or by Executive with Good Reason. For the avoidance of doubt, termination due to Executive’s death or Disability will not constitute a Qualifying Termination.

10.    Parachute Payments. If any payment or benefit (including payments and benefits pursuant to this Agreement) that Executive would receive in connection with a Change in Control from the Company or other event that constitutes a change in ownership or control within the meaning of Section 280G of the Code and the regulations thereunder (in either case, a “280G Event” and any such payment or benefit, a “Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Transaction Payment are paid to Executive, which of the following two alternative forms of payment would result in Executive’s receipt, on an after-tax basis, of the greater amount of Transaction Payments notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payments (a “Full Payment”), or (2) payment of only a portion of the Transaction Payments so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state, local and foreign income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) Executive shall have no rights to any additional payments and/or benefits constituting the forfeited portion of the Full Payment, and (y) reduction in payments and/or benefits will occur in the manner that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata. Notwithstanding the foregoing, if such reduction would result in any portion of the Transaction Payments being subject to penalties pursuant to Section 409A of the Code that would not otherwise be subject to such penalties, then the reduction method shall be modified so as to avoid the imposition of penalties pursuant to Section 409A of the Code as follows: (A) Transaction Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Transaction Payments that are not contingent on future events; and (B) Transaction Payments that are “deferred compensation” within the meaning of Section 409A of the Code shall be reduced (or eliminated) before Transaction Payments that are not deferred compensation within the meaning of Section 409A of the Code. In the event that acceleration of vesting of any equity compensation awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Executive’s equity awards. In no event will the Company or any stockholder be liable to Executive for any amounts not paid as a result of the operation of this provision.

The professional firm engaged by the Company for general tax purposes as of the day prior to the effective date of the 280G Event shall make all determinations required to be made under this section. If the professional firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the 280G Event, the Company shall appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such professional firm required to be made hereunder.

The professional firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within a reasonable period after the date on which Executive’s right to a Transaction Payment is triggered or such other time as reasonably requested by the Company or Executive. If the professional firm determines that no Excise Tax is payable with respect to the Transaction Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and Executive with detailed supporting calculations of its determinations that no Excise Tax will be imposed with respect to such Transaction Payment. Any good faith determinations of the professional firm made hereunder shall be final, binding and conclusive upon the Company and Executive.

Notwithstanding the foregoing, if the Company is privately held as of immediately prior to a Change in Control and it is deemed necessary by the Company to avoid any potential imposition of the adverse tax results provided for by Sections 280G and 4999 of the Code, then as a further condition to any payment or benefit provided for in this Agreement or otherwise, the Company may request Executive to consider in good faith submitting any payment or benefit provided for in this Agreement or from any other source that the Company reasonably determines may constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) for approval by the Company’s stockholders prior to the closing of the Change in Control in the manner required by the terms of Section 280G(b)(5)(B) of the Code, so that no payments or benefits will be deemed to constitute a “parachute payment” subject to the excise taxes under Sections 280G and 4999 of the Code.

11.    Section 409A. It is intended that this Agreement shall comply with the requirements of Section 409A of the Code, and any payments hereunder are intended to be exempt from, or if not so exempt, to comply with the requirements of Section 409A of the Code, and this Agreement shall be interpreted, operated and administered accordingly. To the extent that any provision of this Agreement is ambiguous, but a reasonable interpretation of the provision would cause any payment or benefit to comply with or be exempt from the requirements of Section 409A of the Code, Executive and the Company intend the term to be interpreted as such in order to avoid adverse personal tax consequences under Section 409A of the Code. No severance or other payments or benefits otherwise payable to Executive upon a termination of employment under this Agreement or otherwise will be payable until Executive has a “separation from service” as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder. If the period during which Executive may sign the Release begins in one calendar year and ends in the following calendar year, then no severance payments or benefits that that would constitute deferred compensation within the meaning of Section 409A of the Code will be paid or provided until the later calendar year.

The severance payments and benefits under this Agreement are intended to satisfy the exemptions from application of Section 409A of the Code provided under Treasury Regulations Sections 1.409A- 1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and Executive is a “specified employee” within the meaning of Section 409A of the Code at the time of Executive’s separation from service, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A of the Code, any payments payable under this Agreement on account of a separation from service that would constitute deferred compensation within the meaning of Section 409A of the Code and that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six (6) month period or, if earlier, upon Executive’s death. Each installment payment under this Agreement is a “separate payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i).

Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in kind benefit be subject to liquidation or exchange for another benefit.

12.    At Will Employment. Employment with the Company is for no specific period of time. Executive’s employment with the Company will be “at will,” meaning that either Executive or the Company may terminate Executive’s employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to Executive are superseded by this Agreement. This is the full and complete agreement between Executive and the Company on this term. Although Executive’s compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of Executive’s employment may only be changed in an express written agreement signed by Executive and a duly authorized officer of the Company (other than Executive).

13.    Confidential Information and Other Company Policies. Executive will enter into and be bound by and comply fully with the Company’s standard form of Employee Invention Assignment and Confidentiality Agreement (the “Confidentiality Agreement”), insider trading policy, code of conduct, and any other policies and programs adopted by the Company regulating the behavior of its employees, as such policies and programs may be amended from time to time to the extent the same are not inconsistent with this Agreement, unless Executive consents to the same at the time of such amendment. Executive acknowledges that Executive has acquired and will acquire knowledge regarding confidential, proprietary and/or trade secret information while performing Executive’s responsibilities for the Company, and Executive further acknowledges that such knowledge and information is the sole and exclusive property of the Company. Executive recognizes that disclosure of such knowledge and information, or use of such knowledge and information, to or by a competitor could cause serious and irreparable harm to the Company.

14.    Company Records. All records, files, documents and the like, or abstracts, summaries or copies thereof, relating to the business of the Company or the business of any subsidiary or affiliated companies, which the Company or Executive prepares or uses or comes into contact with, will remain the sole property of the Company or the affiliated or subsidiary company, as the case may be, and will be promptly returned upon termination of employment.

15.    Indemnification. Executive and the Company will enter into the form of indemnification agreement provided to other similarly situated officers and directors of the Company. In addition, Executive will be named as an insured on the director and officer liability insurance policy currently maintained by the Company, or as may be maintained by the Company from time to time, on terms no less favorable than for any other U.S. based executive officer of the Company or U.S. based member of the Board.

16.    Compensation Recoupment. All amounts payable to Executive hereunder shall be subject to recoupment pursuant to the Company’s current compensation clawback or recoupment policy (if any) and any additional compensation clawback or recoupment policy or amendments to the current policy adopted by the Board or as required by law during the term of Executive’s employment with the Company. No recovery of compensation under such a clawback or recoupment policy will be an event giving rise to a right to resign for “Good Reason” or constitute a termination without “Cause” under this Agreement, provided that such recovery is consistent with such policy and such policy is consistent with this Section 16.

17.    Miscellaneous.

(a)    Arbitration. With the exception of any claims for workers compensation, unemployment insurance, claims before any governmental administrative agencies as required by applicable law, or claims related to the National Labor Relations Act, any controversy relating to this Agreement or Executive’s employment, including any dispute or controversy arising out of or relating to any interpretation, construction, performance or breach of this Agreement or the Confidentiality Agreement, including, without limitation, employment claims, breach of contract claims, tort claims, wrongful termination claims, discrimination/harassment claims, claims for unpaid wages or other amounts, including pursuant to the California Labor Code, or any disputes related to this Section 17(a) (including its creation, terms, and enforceability), shall be settled by the Company and Executive by binding arbitration. The arbitration proceeding will be administered by JAMS pursuant to its Employment Arbitration Rules & Procedures in effect as of the date the arbitration is initiated. The arbitrator shall have the authority to determine the enforceability of this Agreement as well as whether a claim is arbitrable, both of which shall be decided under the Federal Arbitration Act. A copy of the JAMS Employment Arbitration Rules & Procedures is available online at http://www.jamsadr.com/rules-employment-arbitration. This Section 17(a), any arbitration proceedings held pursuant to this Agreement, and any state court, federal court, or other proceeding concerning arbitration under this Agreement are expressly subject to and governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq. Such arbitration shall be presided over by a single arbitrator in the San Francisco Bay Area, California, the arbitrator shall issue a written decision on the merits. The arbitrator shall administer and conduct any arbitration hearing or proceeding applying California substantive and decisional law and the California Code of Civil Procedure, including the California Civil Discovery Act. The Company shall bear all costs uniquely associated with the arbitration process, including the arbitrator's fees, where required by applicable law. The arbitrator shall have the authority to award any damages authorized by law. This Section 17(a) shall apply to both the Company and Executive. The parties understand that they are giving up their right to a trial in a court of law.

(b)    Employment Eligibility Verification. For purposes of federal immigration law, Executive will be required to provide to the Company documentary evidence of Executive’s identity and eligibility for employment in the United States. Such documentation must be provided to the Company within three (3) business days of Executive’s Start Date, or Executive’s employment relationship with the Company may be terminated.

(c)    Background Check. This offer of employment is contingent on the successful completion of a customary background check.

(d)    Absence of Conflicts; Competition with Prior Employer. Executive represents that Executive’s performance of Executive’s duties under this Agreement will not breach any other agreement as to which Executive is a party. Executive agrees that Executive has disclosed to the Company all of Executive’s existing employment and/or business relationships, including, but not limited to, any consulting or advising relationships, outside directorships, investments in privately held companies, and any other relationships that may create a conflict of interest. Executive is not to bring with Executive to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which Executive owes an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist Executive in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, the Company expects Executive to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggests that Executive refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

(e)    Successors. This Agreement is binding on and may be enforced by the Company and its successors and permitted assigns and is binding on and may be enforced by Executive and Executive’s heirs and legal representatives. Any successor to the Company or substantially all of its business (whether by purchase, merger, consolidation or otherwise) will in advance assume in writing and be bound by all of the Company’s obligations under this Agreement and shall be the only permitted assignee.

(f)    Notices. Notices under this Agreement must be in writing and will be deemed to have been given when personally delivered or two (2) days after mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. Mailed notices to Executive will be addressed to Executive at the home address which Executive has most recently communicated to the Company in writing. Notices to the Company will be addressed to the Chairman of the Board at the Company’s corporate headquarters.

(g)    Waiver. No provision of this Agreement will be modified or waived except in writing signed by Executive and an officer of the Company duly authorized by its Board. No waiver by either party of any breach of this Agreement by the other party will be considered a waiver of any other breach of this Agreement.

(h)    Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

(i)    Tax Matters; Withholding. All sums payable to Executive hereunder shall be reduced by all federal, state, local and other withholding and similar taxes and payments required by applicable law. Executive is encouraged to obtain Executive’s own tax advice regarding Executive’s compensation from the Company. Executive agrees that the Company does not have a duty to design its compensation policies in a manner that minimizes Executive’s tax liabilities, and Executive will not make any claim against the Company or its Board related to tax liabilities arising from Executive’s compensation.

(j)    Entire Agreement. This Agreement represents the entire agreement between the parties concerning the subject matter herein. It may be amended, or any of its provisions waived, only by a written document executed by both parties in the case of an amendment, or by the party against whom the waiver is asserted.

(k)    Governing Law. This Agreement will be governed by the laws of the State of California without reference to conflict of laws provisions, and the parties hereto submit to the exclusive jurisdiction of the state and federal courts of the State of California.

(l)    Survival. The provisions of this Agreement shall survive the termination of Executive’s employment for any reason to the extent necessary to enable the parties to enforce their respective rights under this Agreement.

[Signature Page to Agreement Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on the respective dates set forth below.

Executive	Lattice Semiconductor Corporation
/s/ Ford Tamer	/s/ Jeff Richardson
Ford Tamer	Jeff Richardson
Chairman, Board of Directors
9/14/2024	9/14/2024
Date	Date

[Signature Page to Agreement]